Dimensional

September 26, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Elisabeth Bentzinger

Re:          DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Bentzinger:

On behalf of DFA Investment Dimensions Group Inc. (the "Registrant"), the following are the responses to the Staff's comments conveyed with regard to Post-Effective Amendment Nos. 225/226 to the Registrant's Registration Statement on Form N-1A (the "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on July 13, 2018 pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "1933 Act"), for the purposes of registering the Emerging Markets Targeted Value Portfolio (the "Portfolio").

Each SEC Staff comment is summarized below, followed by the Registrant's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1. Comment:The expense example assumes an investment of $10,000 in the Portfolio for the time periods indicated. Please clarify that the information presented in the example applies whether shareholders hold or redeem shares during the relevant periods.

Response: The Registrant respectfully submits that the disclosure conforms to the requirements of Item 3 of Form N-1A and the corresponding instructions (e.g., Instruction 4(f) to Item 3 of Form N-1A specifically notes to only "include [the] related narrative explanation…if a sales charge (load) or other fee is charged upon redemption"). Accordingly, no revisions to the disclosure have been made.

2. Comment: Please include the Portfolio's definition of small and mid-capitalization companies in the "Principal Investment Strategies" section of the Prospectus.  The Staff believes it is important to define what those terms mean if the Portfolio is investing in them as a principal investment strategy.

Response: The Registrant believes that the Portfolio's principal investment strategies are appropriately described in the Prospectus. In addition, the Registrant notes that the Portfolio's name does not suggest that it will focus its investments in small and/or mid-capitalization issuers. Accordingly, the Registrant does not believe the Portfolio is required to include definitions of such terms in the Prospectus and respectfully declines to add the requested disclosure.

3. Comment: Please include disclosure in the "Principal Investment Strategies" or "Additional Information on Investment Objective and Policies" sections of the Prospectus clarifying that the 80% policy applies to the value of the Portfolio's net assets, plus the amount of any borrowings for investment purposes.

Response: The Registrant believes that the addition of this language to the 80% policy in the Prospectus would be confusing for investors. Since the Portfolio does not currently intend to borrow money for investment purposes, as noted on page 2 of the statement of additional information ("SAI"), the Registrant believes that including such language in the 80% policy in the Prospectus may mislead investors into believing that the Portfolio borrows money to use for investment.  The Portfolio, however, includes this language in the disclosure regarding the 80% policy on page 1 of the SAI.  If the Portfolio were to change its policy with respect to borrowing for investment purposes in the future, it would make the relevant changes to the disclosure regarding the 80% policy in the Prospectus.

4. Comment: The Portfolio's principal investment strategies state that the Portfolio will invest in mid-capitalization companies. Please add corresponding risk disclosure (e.g., similar to the risk disclosure provided with respect to the Portfolio's investments in small capitalization companies).

Response:  The Registrant has revised the disclosure accordingly.

5. Comment: Please add corresponding disclosure to the Portfolio's "Derivatives Risk" regarding the risks of options on futures contracts, which are disclosed in the "Principal Investment Strategies" section of the Prospectus. In addition, please add disclosure to the "Principal Investment Strategies" section of the Prospectus regarding the use of foreign currency forward contracts, which are disclosed in the Portfolio's "Derivatives Risk."

Response: The Registrant has revised the Portfolio's "Derivatives Risk" to include options on futures contracts. The Portfolio does not intend to use foreign currency forward contracts as a principal investment strategy and, accordingly, has removed such investments from the Prospectus.

6. Comment:  Please provide additional detail in the "Additional Information Regarding Investment Risks" section of the Prospectus regarding counterparty, liquidity, interest rate, market, credit and management risks, and the risk of improper valuation, which are referenced in the Portfolio's "Derivatives Risk."

Response: The Registrant believes that an appropriate level of additional detail regarding such risks is provided in the "Additional Information Regarding Investment Risks—Derivatives Risk" section of the Prospectus. Accordingly, the Registrant respectfully declines to include additional disclosure.

7. Comment: Please state whether the Portfolio's investment objective can be changed without shareholder approval.

Response: The Registrant respectfully notes that Item 9 of Form N-1A requires a fund to state, if applicable, that its investment objective may be changed without shareholder approval. The Registrant supplementally confirms that the Portfolio's investment objective is fundamental, and, accordingly, it may not be changed without shareholder approval.

8. Comment:  Please describe in detail each principal investment strategy of the Portfolio in the "Additional Information on Investment Objective and Policies" section of the Prospectus in addition to the summary of such information included in the summary section, as required by Items 4(a) and 9(b)(1) of Form N-1A.

Response: The Portfolio currently discloses any additional information about an investment policy disclosed in the "Principal Investment Strategies" section in the "Additional Information on Investment Objective and Policies" section of the Prospectus to the extent that additional information about such policy is necessary and appropriate. The Portfolio notes that General Instruction C.3(a) to Form N-1A states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus. Therefore, the Portfolio does not repeat all of the disclosure contained in the "Principal Investment Strategies" section of the Prospectus.

9. Comment: In the "Additional Information on Investment Objective and Policies" section of the Prospectus, for determining which countries are eligible emerging market countries, the disclosure indicates that the Advisor may consider  data, analysis, and classification of countries published or disseminated by third parties; however, it also provides discretion to the Advisor to consider other factors. The disclosure should provide objective criteria for purposes of Rule 35d-1 under the 1940 Act.

Response: In addition to the disclosure noted above regarding what the Advisor may consider when determining which countries are eligible markets for the Portfolio, the disclosure also specifically lists each emerging market country that the Portfolio is authorized to invest in as of the date of the Prospectus.  Accordingly, the Registrant believes the requirements of Rule 35d-1 under the 1940 Act have been satisfied with respect to disclosing the eligible emerging markets that the Portfolio may invest in.

10. Comment: Please add disclosure in the Statement of Additional Information ("SAI") regarding the specific instruments that may be purchased by the Portfolio for temporary defensive purposes.

Response: The Registrant notes that the "Additional Information on Investment Objectives and Policies" section of the Prospectus provides as follows: "the Portfolio may, for liquidity, or for temporary defensive purposes during periods in which market or economic or political conditions warrant, purchase highly liquid debt instruments or hold freely convertible currencies…."  Additional detail regarding the specific cash investments that may be used for temporary defensive purposes is also included in the "Cash Management Practices" section of the SAI.

11. Comment: Please confirm the Portfolio does not intend to establish a wholly-owned subsidiary.  The Staff notes that, to the extent the Portfolio does intend to establish a wholly-owned subsidiary, this would be a material disclosure change and Staff review would be advisable.

Response: The Registrant supplementally confirms that the Portfolio does not presently intend to establish a wholly-owned subsidiary. The disclosure, however, has been revised to clarify that any such investment would be a non-principal investment strategy of the Portfolio, as discussed further below.

12. Comment: The "Additional Information on Investment Objective and Policies" section of the Prospectus states that the Portfolio may invest in securities of other investment companies, including money market funds. If these investments are principal investments of the Portfolio, the Staff notes that they should be summarized in the "Principal Investment Strategies" section of the Prospectus in response to Item 4 of Form N-1A. To the extent such investments are not a principal investment strategy of the Portfolio, please revise the disclosure to clarify that such investments are not a principal investment strategy of the Portfolio consistent with the Staff IM Guidance Update No. 2014-08.

Response: The disclosure has been revised to clarify that such investments are a non-principal investment strategy of the Portfolio, consistent with the Staff guidance cited above.

13. Comment: Please disclose that the Portfolio will look through any investment company it invests in for purposes of complying with its 80% policy.

Response: The Registrant has revised the disclosure accordingly.

14. Comment: In the "Approved Markets" section of the Prospectus, please clarify that the terms "significant revenue/assets" in criterion (d) mean at least 50%, consistent with Rule 35d-1 under the 1940 Act and related Staff guidance.

Response:  The Registrant has revised the disclosure accordingly.

15. Comment: Please explain supplementally why the inclusion of a security in the Portfolio's benchmark is an appropriate criterion for determining the geographic classification of a security.

Response: The Portfolio's benchmark index is the MSCI Emerging Markets Index (net dividends) and, accordingly, the Portfolio believes such securities are appropriately characterized as emerging market securities.

16. Comment: In the "Approved Markets" section of the Prospectus, the Portfolio states that "[s]ecurities of Approved Markets may include securities of companies that have characteristics and business relationships common to companies in other countries." Please remove this language, as it is not relevant to the description of how investments are classified as economically tied to a particular region or country.

Response: The Registrant believes such disclosure, when read in conjunction with the sentences that follow it, provide useful information to shareholders regarding the Advisor's efforts to ensure that eligible securities are exposed to the economic fortunes and risks of the country. Accordingly, the Registrant respectfully declines to remove the disclosure.

17. Comment: Please revise the last sentence in the "Approved Markets" section of the Prospectus to reference criterion (d) (i.e., as revised as noted above in Comment 14).

Response:  The Registrant respectfully declines to revise the disclosure.  The Registrant believes it is possible for companies, as described in the last sentence in the "Approved Markets" section of the Prospectus, to fit within criteria other than criterion (d) (e.g., within criteria (b), (c), (f) and/or (g)).  Accordingly, the Registrant respectfully declines to revise such disclosure.

18. Comment: The principal risks should be disclosed in response to Item 9 of Form N-1A and the risks in the "Principal Risks" section of the Prospectus should be a summary of the Item 9 risk disclosure.  Please provide Item 9 risk disclosure for all of the risks disclosed in the "Principal Risks" section of the Prospectus.

Response: The Portfolio discloses all of its principal risks in the "Principal Risks" section of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant believes that each risk is appropriately disclosed in the "Principal Risks" section of the Prospectus. The Registrant does not believe it would be appropriate to shorten or summarize the current disclosure. To the extent that the Registrant believes additional information for any such risk is necessary and appropriate, additional detail is (e.g., "Derivatives Risk") and will be provided in response to Item 9(c) in the "Additional Information on Investment Objective and Policies" section.

19. Comment: Please confirm supplementally that cash collateral received in connection with securities lending activities is invested in highly liquid short-term obligations.

Response: As noted in the "Securities Loans" section of the Prospectus, the Portfolio invests cash collateral received in connection with securities lending activities in The DFA Short Term Investment Fund, securities of the U.S. Government or its agencies, repurchase agreements collateralized by securities of the U.S. Government or its agencies, or unaffiliated registered and unregistered money market funds.

20. Comment: Please state the advisory fee as a percentage of the Portfolio's net assets in the "Management of the Fund—Management Fees" section of the Prospectus.

Response: The management fee is stated as a percentage of the Portfolio's net assets in the "Annual Fund Operating Expenses" table, which is cross-referenced to in the "Management of the Fund—Management Fees" section of the Prospectus.

21. Comment: In the "Redemption of Shares" section of the Prospectus, per Item 11(c)(7) of Form N-1A, please disclose the typical number of days or estimated range of days that the Portfolio expects it will take for the Portfolio to pay out redemptions proceeds when an intermediary is responsible for transmitting those proceeds.

Response: The disclosure indicates that, "for accounts held through certain intermediaries designated by the Fund to receive orders, timing of redemption payments may be sent based on the agreement between the Intermediary and the Portfolio."  Although the Portfolio typically expects to process redemption payments 1 business day after receipt of a written request for redemption in good order by an intermediary designated by the Fund to receive orders, the timing of receipt of payment for investors that invest through a financial intermediary is driven by such financial intermediary (some have T+1 payment arrangements and others have T+2 payment arrangements), not the Portfolio. The Portfolio processes each redemption order received in proper form based on the NAV next calculated and stands ready to make redemption payments according to reasonable payment instructions.

22. Comment: Please provide additional details regarding the Portfolio's ability to redeem shares in-kind (e.g., whether the redemptions would be on a pro-rata basis or consist of individual securities).

Response: The Portfolio discloses in the "In-Kind Redemptions" section of the Prospectus that such redemptions "will be made in accordance with the federal securities laws and regulations governing mutual funds and pursuant to policies and procedures adopted by the Fund to prevent shareholder discrimination and unfairness." The disclosure also provides additional detail regarding the risks associated with the securities that the investor would receive as redemption proceeds.  The Registrant believes this disclosure provides accurate information to investors and satisfies the requirements of Item 11(c)(8) of Form N-1A and the guidance in Investment Company Act Release No. 32315 (Oct. 13, 2016).

SAI

23. Comment:  Please include disclosure stating that, with respect to the Portfolio's concentration policy, the Portfolio will look through to the underlying investments of any investment companies the Portfolio may invest in.

Response:  The Registrant has revised the disclosure accordingly.

24. Comment: With respect to the Portfolio's concentration policy in the SAI, please revise the explanatory disclosure to clarify that securities issued by companies in a particular industry whose obligations are guaranteed by a foreign government will be considered to be within the industry of the foreign government.

Response: The Registrant has revised the disclosure accordingly.

25. Comment:  Please update the information provided in the "Other Accounts Managed" section of the SAI as of the most recent practicable date. Please also include information regarding accounts managed by Mitchell Firestein.

Response: The Registrant has revised the disclosure accordingly.

Part C

26. Comment: Except where permitted under Rule 483 under the 1933 Act, file executed contracts, not forms of contracts, as exhibits.

Response: The Registrant has been updating its exhibits with executed contracts in previous filings and will continue to update the exhibits in accordance with Rule 483 in future filings.

27. Comment: Please file a securities opinion with respect to the Portfolio as an exhibit to the Part C.

Response:  The securities opinion will be included as an exhibit to the Part C filed with the 485(b) filing.

28. Comment: Please file a consent of counsel pursuant to Item 28(i) of Form N-1A.

Response: As noted above, counsel will provide a securities opinion for the Portfolio regarding the legality of the securities being registered, stating whether the securities will, when sold, be legally issued, fully paid, and non-assessable as an exhibit to the Part C filed with the 485(b) filing. The Registrant is not aware of any legal requirement to provide an additional consent of counsel. Although the Registrant identifies Stradley, Ronon, Stevens & Young, LLP as the counsel of the Registrant in the Portfolio's SAI, the Registrant has not stated that Stradley, Ronon, Stevens & Young, LLP has prepared or certified any disclosure contained in the Prospectus or SAI and, therefore, does not believe that Section 7 of the 1933 Act applies.
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Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Carolyn L. O Carolyn L. O, Esq. Vice President and Secretary DFA Investment Dimensions Group Inc.